

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

Gene S. Bertcher
Executive Vice President and Chief Financial Officer
AMERICAN REALTY INVESTORS INC
1603 Lyndon B. Johnson Freeway, Suite 800
Dallas, Texas 75234

  Re: AMERICAN REALTY INVESTORS INC
    Form 10-K for the year ended December 31, 2017
    Filed April 2, 2018
    File No. 001-15663

Dear Mr. Bertcher:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate and
        Commodities